EMX ROYALTY CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2023

GENERAL
This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of November 9, 2023. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated interim financial statements of the Company for the nine months ended September 30, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.
OVERVIEW
EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 286 properties in North America, Europe, Turkey, Latin America, Africa and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	149
Royalty Generation Properties	120
The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".
STRATEGY
EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:
•Royalty Generation. EMX's 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
•Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.
•Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.
HIGHLIGHTS
Financial Updates for the Three Months Ended September 30, 2023
•Revenue and other income for the three months ended September 30, 2023 ("Q3 2023") was $12,925,000 (2022 – $7,206,000). Adjusted revenue and other income1 of $14,526,000 (2022 – $9,319,000) included $1,601,000 (2022 – $2,113,000) in revenue for the Company’s share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile.
•Net income for the three months ended September 30, 2023 was $2,443,000 (2022 – loss of $12,878,000).
•Cash provided by operating activities for the three months ended September 30, 2023 was $7,527,000 (2022 – $846,000). Adjusted cash1 provided by operating activities for the three months ended September 30, 2023 was $9,268,000 (2022 – $2,719,000).
•As at September 30, 2023, EMX had cash of $21,587,000 (December 31, 2022 – $15,508,000), investments, long-term investments and loans receivable valued at $12,739,000 (December 31, 2022 – $14,561,000) and loans payable of $41,927,000 (December 31, 2022 – $40,489,000).
Corporate Updates
Execution of Updated Timok Royalty Agreement
EMX executed an amended and restated royalty agreement on September 1, 2023 for its Timok royalty property with Zijin (Europe) International Mining Company Ltd., a wholly owned subsidiary of Zijin Mining Group Ltd (“Zijin”). EMX and Zijin have agreed that the Timok royalty will consist of a 0.3625% Net Smelter Return (“NSR”) royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine license (see EMX news release dated September 5, 2023). Cukaru Peki represents one of the premier copper and gold discoveries in the world in the past 10 years and is a top tier royalty asset for EMX.
Subsequent to the execution of the amended and restated royalty agreement, EMX received $6,676,000 in royalty proceeds from its Timok royalty property with Zijin which included $1,590,000 from 2021, $3,200,000 from 2022, and $1,890,000 up to June 30, 2023 (see EMX news release dated September 12 2023). From that point forward EMX will continue to receive quarterly production royalty payments on an ongoing basis.
Execution of Acquisition Agreement for New Royalties with Franco-Nevada
EMX executed a binding term sheet with Franco-Nevada Corporation (“Franco-Nevada”) (NYSE and TSX: FNV) for the joint acquisition of newly created precious metals and copper royalties sourced by EMX (see EMX news release dated August 1, 2023). Franco-Nevada will contribute 55% (up to $5,500,000) and EMX will contribute 45% (up to $4,500,000) towards the royalty acquisitions, with the resulting royalty interests equally split (i.e. 50/50). The initial term is for three years, or until the maximum contributions totaling $10,000,000 from both companies have been met, and may be extended if mutually agreed by both companies. The agreement allows EMX to direct a large amount of capital towards the royalty generation aspect of its business model, and Franco-Nevada to participate in exploration stage royalty financing opportunities identified by EMX.
1 Adjusted revenue and other income and adjusted cash provided by operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

Royalty Acquisition and Royalty Generation Updates
During Q3 2023, the Company’s royalty business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $4,769,000 (2022 – $5,269,000) on royalty acquisition and generation costs and recovered $1,140,000 (2022 – $3,247,000) from partners. Royalty acquisition and generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. Included in revenue and other income was $1,409,000 in option, advance royalty, and other pre-production payments related to existing partnered projects as a result of royalty generation activities. The Company also completed seven new property agreements across the portfolio, including two in Canada, two in Norway, two in Sweden and one in Australia, while continuing to replace partnered properties with new royalty generation projects.
Highlights from Q3 2023 include the following:
•EMX earned approximately $1,955,000 in royalty revenue from the Gediktepe Mine as production continued from the oxide gold deposit. Partner Lidya Madencilik Anayi ve Ticaret A.S. (“Lidya”) also notified EMX that it has completed an internal Feasibility Study for development of the underlying polymetallic sulfide deposit. A decision regarding financing and construction for the sulfide project is pending.
•The Caserones (effective) royalty distribution for Q3 totaled approximately $1,741,000. Lundin Mining Corporation (“Lundin”) (TSX: LUN; Nasdaq Stockholm: LUMI), in connection with their acquisition of fifty-one percent (51%) of the issued and outstanding equity of SCM Minera Lumina Copper Chile SpA (see Lundin news release dated July 13, 2023), filed a technical report on SEDAR titled “NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile” that included current mineral resource and reserve estimates. Lundin also provided Caserones H1 production and H2 production guidance.
•Leeville revenue earned by EMX totaled approximately $773,000 from royalty production that totaled 403 ounces of gold. Q3 2023 marked another strong quarter of Leeville royalty production along with robust gold prices.
•EMX recognized $568,000 in royalty revenue from the Balya property in Q3 2023 which included $212,000 from Q2 production and $356,000 from Q3 production received subsequently. Production began to ramp up again in Q2 2023 with 99,185 tonnes of mineralized material produced from Balya North. Production continued to accelerate in Q3 2023, with 161,133 tonnes of mineralized material produced according to calculations provided by Esan at the end of Q3.
•EMX received $134,000 from Gold Bar South for royalty revenue earned in Q1 2023 and Q2 2023, and earned royalty revenue of $59,000 from Q3 2023 production, which was subsequently received.
•AbraSilver Resource Corp. ("AbraSilver") reported final results from the Phase III drill program at the Diablillos silver-gold royalty property. Phase III drill holes will be incorporated into an updated mineral resource estimate to be included in the Diablillos PFS scheduled for completion in H2 of 2023. As part of its ongoing PFS work, AbraSilver also reported on positive results from metallurgical optimization test work conducted for the Oculto deposit.
•Arizona Sonoran Copper continued to report infill drilling results from the Parks-Sayler porphyry copper royalty property. Subsequent to quarter-end, Arizona Sonoran announced updated mineral resource estimates for the Parks-Sayler deposit, which is partially covered by an EMX royalty, as well as other deposits that constitute its Cactus Project.
•Exploration drilling by South32 at the Hermosa Project’s Peake prospect returned mineralized intercepts covered by EMX’s Hardshell royalty property that included the best copper intercept to date of 139 meters averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver (true width not reported).
•EMX‘s U.S. royalty generation portfolio progressed with 13 partner-funded work programs consisting of five drill programs, the expansion of properties through the staking of new claims, and the permitting of key projects in preparation for three additional drill programs to be conducted in Q4 2023 and early 2024. EMX has 39 projects in partnership in the western U.S and received various option, AAR, and management fee payments during the quarter.

•Scout Discoveries Corp. ("Scout") (a private Idaho company) and EMX closed on an amended transaction, originally announced in Q1 2023 (see EMX news release dated March 8, 2023) for the sale of EMX’s Erickson Ridge, South Orogrande, Lehman Butte, and Jackknife precious and base metal projects to Scout.
•In Canada, EMX executed two new agreements to partner the Jean Lake property to Canada Nickel Company (TSXV:CNC), and the Ear Falls property to Beyond Lithium (CSE:BY). EMX and its partners conducted summer field programs to continue advancing the properties in the portfolio. EMX received $104,000 in cash payments during the quarter from partnered projects.
•In Chile, Pampa Metals announced assay results from its initial three hole drill program totaling 1,957 meters at the Buena Vista target on the Block 4 property. Anomalous copper, molybdenum and precious metals were intercepted, indicative of shallow levels of a porphyry system. Elsewhere within the portfolio, EMX was notified by Pampa Metals that it was abandoning the Arrieros, Redondo-Veronica, Cerro Blanco, Cerro Buena Aries, and Block 3 properties, resulting in EMX gaining 100% control of each property. These properties are now available for partnership.
•In Northern Europe the Company continued to develop and advance its portfolio of projects, with summer field programs continuing on numerous properties in Q3 2023. EMX has 37 projects in partnership with other companies in Northern Europe. New partnerships were established for the Bamble and Flåt battery metals projects in Norway (Londo Nickel plc) and the Njuggträskliden and Mjövattnet battery metals projects in Sweden (Kendrick Resources plc).
•The Company optioned the Copperhole Creek project in Queensland, Australia to Lumira Energy LTD, a private Australian company. The agreement provides EMX with a 2.5% NSR royalty interest, cash and equity payments, work commitments and other considerations. In conjunction with the transaction, Lumira Energy intends to establish a public listing on the Australian Securities Exchange (ASX) by mid-year 2024.
•Also in Q3 2023 in Australia, partner companies executed drill programs comprising over 5,000 meters on three EMX royalty properties (Yarrol, Mt Steadman and Koonenberry) and field programs continued to advance the Queensland Gold and Copperhole Creek projects.
•Royalty generation programs continued in the Balkans and in Morocco in Q3 2023, where multiple exploration license applications have been filed by the Company. Surface sampling programs commenced on several new exploration licenses awarded to EMX in Morocco targeting a variety of styles of mineralization. EMX also continued to assess projects and opportunities in the Balkans.
Investment Updates
As at September 30, 2023, the Company had marketable securities of $6,830,000 (December 31, 2022 – $9,966,000), and $5,313,000 (December 31, 2022 – $4,591,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.
OUTLOOK
The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville and Gold Bar South in Nevada, Gediktepe and Balya in Turkey, and Timok in Serbia, and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio.
The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.
EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.
As a royalty holder, the Company has limited, if any, access to detailed operating information on properties such as mine plan, budget, and forecast information for which it holds royalties. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information is not NI 43-101 compliant. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide meaningful and reliable guidance or outlook as to future production.
ROYALTY PORTFOLIO REVIEW
EMX's royalty and royalty generation portfolio totals 286 projects on six continents. The following is a summary of the portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Turkey. EMX has filed technical reports for Caserones, Timok, and Gediktepe that are available under the Company's issuer profile on SEDAR (www.sedarplus.ca).
Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2022 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2022.
Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	SCM Minera Lumina Copper Chile SpA	Copper (Molybdenum)	Producing	Effective 0.7775% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing - Upper Zone	0.3625% NSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş.	Zinc-Lead-Silver	Producing	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR
Significant Updates
Caserones, Chile - The Caserones open pit mine is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile’s Andean Cordillera. EMX holds an (effective) 0.7775% NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is operated by SCM Minera Lumina Copper Chile (“SCM MLCC” or “MLCC”). Caserones produces copper and molybdenum concentrates from a conventional crusher, mill, and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant.
The Caserones (effective) royalty distribution for Q3 2023 totaled $1,741,000.
Lundin closed its acquisition of fifty-one percent (51%) of the issued and outstanding equity of SCM MLCC from JX Metals Corporation and certain of its subsidiaries in Q3 (see Lundin news release dated July 13, 2023). In connection with the acquisition, Lundin filed a technical report on SEDAR titled “NI 43-101 Technical Report on the Caserones Mining Operation, Atacama Region, Chile” with an effective date of December 31, 2022 and report date of July 13, 2023 that was authored by AGP Mining Consultants Inc. The Technical Report includes updated mineral resource and reserve estimates for Caserones prepared in accordance with National Instrument 43-101.

The Caserones mineral resources were given by Lundin as:

Caserones Mineral Resource Statement, effective December 31, 2022
		Grade		Contained Metal
	Mtonnes	CuT%	Mo%	CuT Kt	Mo Kt
Measured	173	0.36	0.012	617	21
Indicated	850	0.3	0.01	2,532	84
Meas+Ind	1,023	0.31	0.01	3,150	105
Inferred	121	0.26	0.012	317	14
Notes:
1.All figures are rounded to reflect the relative accuracy of the estimate.
2.Totals may not sum due to rounding as required by reporting guidelines.
3.Open pit mineral resources are reported within an optimized constraining shell.
4.Open pit cut-off grade is 0.13% CuT.
5.Mineral resources are inclusive of mineral reserves.
6.The Qualified Person responsible for the mineral resource estimate is Mr. Paul Daigle, P.Geo., Associate Principal Geologist with AGP Mining Consultants Inc.
The Caserones mineral reserves were given by Lundin as:

Caserones Mineral Reserve Statement, effective December 31, 2022
		Grade		Contained Metal
	Mtonnes	CuT%	Mo%	CuT Kt	Mo Kt
Proven	144	0.36	0.016	518	13
Probable	706	0.29	0.013	2,036	63
Total P+P	850	0.3	0.014	2,554	76
Notes:
1.The Mineral Reserves have an effective date of December 31, 2022 and are reported at the point of delivery to the process plant.
2.Mineral Reserves are reported within a design pit based on optimized Lerchs–Grossmann pit shell. Input parameters include the following: long term copper price of US$3.65/lb and long term molybdenum price of US$11.45/lb; a 2.88% net smelter return (NSR) royalty rate; average life-of-mine (LOM) mining cost of US$2.32/t mined, average LOM copper concentrate processing cost of US$8.20/t processed, average LOM general and administrative (G&A) costs of US$3.83/t processed and average desalinated water cost of $0.75/t processed; average LOM molybdenum concentrate processing cost of US$24.93/t of concentrate; average LOM dump leach cost of $1.47/t placed; bench face angles that range from 60–70º; fixed metallurgical recoveries of 82.7%, 53.7%, and 60% for copper concentrate, copper dump leach, and molybdenum concentrate respectively. Cut-off grades are based on block values with positive value blocks classified as ore. Dilution and ore loss are accounted for in the resource model blocks, and no additional ore loss or dilution is applied.
3.Mineral Reserves are presented on a 100% basis. MLCC owns the project. Lundin beneficially holds a 51% interest in MLCC and JX beneficially holds the remaining 49% interest in MLCC.
4.Tonnages are metric tonnes rounded to the nearest 100,000. Copper grade is rounded to the nearest 0.01 % copper. CuT (kt) are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained copper is reported as kilo tonnes, rounded to the nearest 1,000.
5.Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.

Lundin stated it “believes that many opportunities exist to improve upon the life-of-mine plan presented in the Technical Report. Proximity to Lundin Mining’s Candelaria operation, approximately 160 km from Caserones, and the Josemaria project, approximately 20 km from Caserones, introduce clear opportunities to realize additional savings and implement effective supply, logistical and management strategies not yet reflected in the life-of-mine plan”.
Timok, Serbia - EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the “Upper Zone”, and a deeper body of porphyry-style copper-gold mineralization known as the “Lower Zone”. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone. The Cukaru Peki deposits and operations are summarized in Zijin’s annual reports and in various Zijin disclosures. An NI-43-101 technical report for the Timok royalty was filed by EMX on SEDAR on March 31, 2022.
In Q3 2023, EMX executed an amended and restated royalty agreement on September 1, 2023 for its Timok Royalty property with Zijin. EMX and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced. The royalty covers Zijin’s Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin’s Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. Subsequent to the execution of the amended and restated royalty agreement, EMX received $6,676,000 in royalty proceeds from its Timok royalty property with Zijin.
Gediktepe, Turkey - The Gediktepe VMS polymetallic deposit is located in western Turkey. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the “oxide zone” (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the “sulfide zone” (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see EMX news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik Anayi ve Ticaret A.S. (“Lidya”), a private Turkish company.
The Gediktepe mine reached a cumulative production of 10,000 gold equivalent ounces in June 2022 as referenced in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya. This triggered the 10% NSR royalty payments to EMX for all subsequent production of metals from oxide zone mining operation.
EMX earned $1,955,000 in royalty revenue from the Gediktepe mine in Q3 2023. According to the royalty calculations provided by Lidya, gold grades in the oxide production have increased through Q3 2023, with material being mined averaging over 2 grams per tonne for the months of August and September. During Q3 2023, EMX also received $4,000,000 in milestone payments from Gediktepe which became due upon the first anniversary of commercial production for the oxide gold project.
Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.
Leeville revenue earned by EMX totaled totaled approximately $773,000 in Q3 2023. Royalty production totaled 403 troy ounces of gold that were principally sourced from Four Corners (82%), Carlin East (16%), and West Leeville (2%).
NGM continues to actively explore and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty property.
Balya, Turkey - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.
The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in 2022 as mine construction was completed. In December 2022, Esan informed the Company that production from Balya North would be temporarily suspended due to technical difficulties in processing the clay-rich materials in the upper portions of the lead-zinc-silver deposit. Esan modified its engineering and mine plans and resumed production in Q2 2023 with production now coming from multiple underground working faces and mine levels.

EMX recognized $568,000 in royalty payments from the Balya property in Q3 2023. Production began to ramp up again in Q2 2023 with 99,185 tonnes of mineralized material produced from Balya North. Production continued to accelerate in Q3 2023, with 161,133 tonnes of mineralized material produced according to calculations provided by Esan at the end of Q3.
Gold Bar South, Nevada - EMX’s Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) (“McEwen”), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen’s Gold Bar open pit mining operation in north-central Nevada.
In Q3 2023, mining and production continued from Gold Bar South, with EMX earning royalty revenue of $59,000.
Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper-Molybdenum	Resource Development	1.5% NSR
Tartan Lake	Canada	Canadian Gold Corp.	Gold	Resource Development	2.0% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6%-10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Under Construction	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Development Permitting	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR
Significant Updates
Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. (TSX-V: ABRA). There are multiple mineralized zones, including the Oculto and JAC resource development projects. EMX’s Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX’s NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production from the property or July 31, 2025.
In Q3 2023, final results from the Phase III, 22,000 meter drill program were reported. These results included intercepts from the systematic grid drilling of the JAC Zone, as well as reconnaissance drilling that resulted in the discovery of the JAC North target (see AbraSilver news releases dated July 12, August 9, and August 30, 2023).
•Select intercepts from Jac Zone drilling, which was focused on infill and determining the margins of high-grade silver oxide mineralization, include hole DDH 23-046 with 3.0 meters (157-160 m) averaging 2,070 g/t silver and 0.27 g/t gold, hole DDH 23-061 with 19.5 meters (134.0-153.5 m) averaging 272.8 g/t silver, and hole DDH 23-070 with 64 meters (41-105 m) averaging 148.1 g/t silver (true widths estimated as ~80% of reported interval lengths).

•Three step-out holes drilled northwest of the JAC Zone to test a magnetic anomaly identified a new silver zone termed the “JAC North Zone”. The results include DDH 23-064 which intersected 12 meters (69-81 m) averaging 1,042 g/t silver in oxides, with a subinterval of 6 meters averaging 1,880 g/t silver. The JAC North discovery is located over 900 meters beyond the limit of the Oculto mineral resource conceptual open pit, and approximately 100 meters northwest of the JAC Zone.
Phase III drill holes will be incorporated into an updated mineral resource estimate to be included in the Diablillos project PFS scheduled for completion in H2 of 2023. AbraSilver’s next phase of drilling (Phase IV) will follow-up on JAC North and other prospects, as well as additional targets to the east and north of the Oculto deposit.
AbraSilver also reported on positive results from metallurgical optimization test work conducted for the Oculto deposit as part of its ongoing PFS work (see AbraSilver news release dated October 10, 2023). From this work, the recovery rates at Oculto are expected to range between 82% - 86% for silver and 84% - 89% for gold. These results represent a significant increase over the recovery rates of 73.5% for silver and 86% for gold used in the 2022 PEA.
San Marcial, Mexico - San Marcial is a resource stage epithermal silver deposit located in Sinaloa, Mexico. EMX retains a 0.75% NSR royalty covering San Marcial, which is integrated within the Plomosas project owned and operated by GR Silver (TSX-V:GRSL; OTCQB GRSLF; FRA:GPE). GR Silver has a buyback right on the NSR royalty that can be exercised by payment of C$1,250,000 to EMX. EMX’s interest in San Marcial was acquired in 2021 as part of the SSR royalty portfolio transaction.
GR Silver continued to report step-out exploration drill results from the “SE Area” discovery zone, which is 250 meters southeast along strike from the San Marcial resource area. These recent results were from hole SMS23-05, which returned 20.2 meters averaging 187 g/t silver, with a subinterval of 5.7 meters averaging 513 g/t silver and 0.8 meters averaging 2,041 g/t silver (true widths unknown) (see GR Silver news release dated August 15, 2023). GR Silver stated “The success of the step-out drilling program with high-grade results confirming down plunge continuity of the mineralization supports the existing potential to increase resources at the San Marcial Area.”
Parks-Salyer, Arizona - EMX’s Parks-Salyer royalty property is located approximately one kilometer southwest of the historical Sacaton copper mine in central Arizona and is controlled and operated by Arizona Sonoran Copper Company, Inc. (TSX: ASCU) (“ASCU”) as part of ASCU’s greater Parks-Salyer deposit. The Parks-Sayler deposit together with the Cactus deposit (open pit and underground) and historical stockpiles are collectively known as the Cactus Project by ASCU. EMX retains a 1.5% NSR royalty covering 158 acres of the eastern portion of the Parks-Salyer deposit. One percent of the royalty can be bought down for $500,000. The Company continues to receive ongoing AAR payments.
During Q3 2023 ASCU continued to report infill drilling results at the Cactus Project to support resource classification upgrades for the Parks-Sayler and Cactus deposits. Recent intercepts from EMX’s Parks-Sayler royalty ground include ECP-145 with 286 meters averaging 1.41% CuT (i.e., total Cu) starting at 324 meters and ECP-169 with 268 meters averaging 1.13% CuT starting at 313 meters (true widths not stated) (see ASCU news release dated September 12, 2023). Earlier drilling this year includes the best Parks-Sayler deposit intercept to date on EMX royalty ground reported from hole ECP-108 which returned 265.9 meters averaging 1.64% CuT starting at 331 meters (true width not stated) (see ASCU news release dated January 17, 2023).
Subsequent to quarter end, ASCU announced updated mineral resource estimates for the Parks-Sayler, Cactus, and Stockpile deposits (i.e., the Cactus Project) (see ASCU news release dated October 16,2023). The updated underground resource for Parks-Sayler was stated as:

Parks-Sayler Deposit Mineral Resource Statements from Arizona Sonoran Copper Company's news release of October 16, 2023
	PREVIOUS MINERAL RESOURCE			UPDATED MINERAL RESOURCE
	(As of September 28, 2022			(As of August 31, 2023)
	Tons	Grade	Pounds	Tons	Grade	Pounds
	kt	Cu%	Cu Mlbs	kt	Cu%	Cu Mlbs
Total Indicated	N/A			143,600	1.015	2,906.10
Total Leachable				130,200	1.028*	2,676.60
Oxide				10,000	0.921*	183.7
Enriched				120,200	1.037*	2,493.00
Total Inferred	143,600	1.015	2,915.40	48,400	0.967	936.1
Total Leachable	115,400	1.066*	2,460.90	44,500	0.982*	873.2
Oxide	14,100	0.827*	233.7	8,700	0.925*	161.7
Enriched	101,200	1.100*	2,227.20	35,700	0.996*	711.5
*Denotes Cu TSol (i.e., total soluble Cu), generated using sequential assaying to calculate the grade of the soluble copper.
1.Leachable copper grades are reported using sequential assaying to calculate the soluble copper grade. Primary copper grades are reported as total copper, total category grades reported as weighted average copper grades of soluble copper grades for leachable material and total copper grades for primary material. Tons are reported as short tons.
2.Stockpile resource estimates have an effective date of 1st March, 2022, Cactus resource estimates have an effective date of 29th April, 2022, Parks/Salyer resource estimates have an effective date of 19th May, 2023. All resources use a copper price of US$3.75/lb.
3.Technical and economic parameters defining underground resource: mining cost US$27.62/t, G&A US$0.55/t, and 5% dilution.
4.Technical and economic parameters defining processing: Oxide heap leach (HL) processing cost of US$2.24/t assuming 86.3% recoveries, enriched HL processing cost of US$2.13/t assuming 90.5% recoveries, primary mill processing cost of US$8.50/t assuming 92% recoveries. HL selling cost of US$0.27/lb; Mill selling cost of US$0.62/lb.
5.For Parks/Salyer variable cut-off grades were reported depending on material type, associated potential processing method, and applicable royalties. As an example, for ASCU properties - Oxide underground material = 0.549% TSol; enriched underground material = 0.522% TSol; primary underground material = 0.691% CuT.
6.Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, sociopolitical, marketing, or other relevant factors.
7.Totals may not add up due to rounding.
Parks-Salyer’s new total Indicated resource totals 2,906 Mlbs of contained copper versus a 2022 Inferred resource of 2,915 Mlbs of contained copper. The conversion of nearly 100% of Inferred to Indicated contained copper is principally due to successful infill drilling. In addition, there is a further 936 Mlbs of contained copper reported in the total Inferred category. It is noted that ASCU has added additional ground covering the southern margins of the Parks-Sayler deposit acquired since the 2022 resource estimate, which are not covered by EMX’s royalty.
EMX, as a royalty holder, does not have access to the data necessary to report the portion of the updated mineral resource covered by its Parks-Sayler royalty property. However, in Q4 2022, EMX received a $3,000,000 milestone payment from ASCU based upon declared resources totaling more than 200 million pounds of contained copper covered by the Parks-Salyer royalty. Specifically, ASCU reported to EMX that a total of 725.5 million pounds of contained copper (approximately 25% of the total contained copper from the 2022 total inferred resource of 2,915 Mlbs contained copper) were covered by the EMX royalty. The Company notes that the footprint of the Parks-Salyer deposit within EMX’s royalty property boundary has not changed materially from the 2022 to 2023 resource models.

According to ASCU another mineral resource update is planned for 2024. This update will provide input for a Feasibility Study expected in Q4 2024.
Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Canadian Gold Corp. (“CGC”) (TSX-V: CGC) (previously Satori Resources). CGC has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX’s interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.
In Q3 2023, CGC disclosed Phase I drill results that included one of the best holes in the mine’s history. Hole TLMZ23-26, which is 325 meters below the lower limit defined by the (historical) resource estimate, returned 12.0 g/t gold over 8.0 meters within 53.7 meters averaging 4.2 g/t gold (true width unknown) (see CGC news release dated August 23, 2023). Additional Phase I drill results reinforced the potential for a larger discovery below the (historical) resource estimate limit (see CGC news release dated September 27, 2023). CGC also provided an update on its regional field work at Tartan Lake, which included high-grade gold samples located approximately 1.4 kilometers from the Tartan mine.
Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, commenced development of the Sisorta project in early 2022, and construction continued to progress in Q3 2023 with first gold production anticipated in late 2023.
Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold (“IOCG”) styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.
In Q3 2023, Copperstone announced updated information for the environmental permit application timeline. A site inspection by the Land and Environmental Court was held on September 29, 2023 with the main hearing regarding consideration of the environmental permit scheduled for February, 2024 (see Copperstone news releases dated June 29, 2023 and September 25, 2023). Copperstone also announced that its application for land allocation has been approved and that the Swedish government has designated that the Viscaria project area can be used for mining (see Copperstone news release dated June 29, 2023). These are important milestones achieved by Copperstone as it advances the project toward development. According to the Copperstone website, the company expects production to commence by the end of 2025 or early 2026.
Exploration Royalty & Royalty Generation Projects
The Company has 149 exploration stage royalties and 120 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The following table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select project highlights.

Country	Exploration Royalty		Royalty Generation Project
	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	27	16	24	19
Canada	39	4	17	8

Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	5	7	2	4
Argentina	1	-	-	-

Sweden	10	11	2	8
Finland	1	-	1	-
Norway	-	12	3	13
Serbia	1	1	-	-

Morocco	-	-	11	5
Turkey	-	-	1	1

Australia	4	1	1	-
	95	54	62	58
Select Highlights
Swift & Selena, Nevada; Robber Gulch, Idaho, USA - EMX’s Swift and Selena royalty properties (3.25% production returns royalties), are owned by Ridgeline Minerals Corp’s (“Ridgeline”) (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0). Swift is a Carlin-type gold project (operated by Nevada Gold Mines LLC (“NGM”) in a joint venture with Ridgeline), and Selena is a polymetallic carbonate replacement deposit (“CRD”) project.
In Q3 2023, Ridgeline reported on the commencement of a drill program at Swift and drill results from Selena:
•At Swift, which is located in the Cortez district of Nevada, a core rig was mobilized to follow-up on gold targets delineated from earlier drill programs, as well as from stratigraphic/structural mapping and modeling. According to the Swift joint venture agreement with NGM (i.e., Barrick and Newmont), NGM can incur a minimum of US$20 million (of which US$5 million has been spent to-date) in qualifying work expenditures over an initial five-year term to earn a 60% interest in Swift, and will have further options to increase its interest to a total 75% interest (see Ridgeline news release dated August 10, 2023).
•At Selena, the first two core holes of its proposed five hole, 3,000-meter drill program returned continuous intercepts of shallow-oxide, silver–lead–zinc–gold mineralization from the Upper Chinchilla zone (see Ridgeline news release dated October 12, 2023). The intercepts include a) hole SE23-048 with 0.9 meters averaging 720.3 g/t Ag, 12.0% Pb, 0.1% Zn, and 0.4 g/t Au within 10.9 meters averaging 94.1 g/t Ag, 1.3% Pb, 0.7% Zn, and 0.2 g/t Au starting at 85.3m true vertical depth, and b) hole SE23-047 with 4.6 meters averaging 55.2 g/t Ag, 1.2% Pb, 7.2% Zn, and 0.2 g/t Au and 60.7 meters grading 69.8 g/t Ag, 0.6% Pb, 1.3% Zn, and 0.4 g/t Au starting at 93.8 m true vertical depth (true widths estimated at 70-90% of the reported intercept length). These recent intercepts are consistent with previous results from nearby drill holes.
South32 Portfolio, Arizona, USA - EMX continued to execute exploration programs funded by South32 Limited (“South32”) (ASX, LSE, JSE: S32; ADR: SOUHY) on a portfolio of projects retained from a four-year Regional Strategic Alliance which concluded in late 2022. During the quarter, five projects were advanced through geologic mapping, geophysical surveys, and permitting in preparation for four budgeted drill programs commencing in Q4 2023 and early 2024.

Hardshell, Arizona, USA - South32 continued to advance its Hermosa property, which includes EMX’s Hardshell royalty property. The Hermosa property is comprised of a) the Taylor polymetallic (Zn-Pb-Ag) development project adjacent to the north of Hardshell with CRD mineralization that projects down dip onto EMX’s royalty footprint, b) the Peake Cu-Pb-Zn-Ag prospect, which as currently outlined is significantly covered by EMX’s royalty ground, and c) the Clark deposit to the east of Hardshell. EMX retains a 2% NSR royalty on Hardshell that is not capped nor subject to buy down.
South32’s recent advances were summarized in a July 24, 2023 news release and its August 23, 2023 “Financial Results and Outlook Year Ended 30 June 2023” news release and presentation, and included:
•An updated JORC (2012) Taylor mineral resource estimate for Taylor. South32 noted the Taylor resource remains open for expansion in multiple directions. This includes projections onto EMX’s Hardshell royalty property based upon drill intercepts of Taylor-style CRD mineralization.
•Optimization of Taylor mine development to take advantage of the accelerated FAST-41 permitting schedule. The ongoing Taylor feasibility study work is scheduled to be completed in H1 FY24.
•Exploration drilling at the Peake prospect, which is partially covered by EMX’s Hardshell royalty property, returned multiple copper-enriched polymetallic intercepts occurring as stacked horizons of disseminated to semi-massive sulphide mineralization. Results from Hardshell include the best Peake drill intercept to date in hole HDS-813, with 139 meters (1302.7-1441.7 m) averaging 1.88% copper, 0.51% lead, 0.34% zinc, and 52 g/t silver, with a subinterval of 58.2 meters averaging 3.1% copper, 0.6% lead, 0.24% zinc, 74g/t silver and 0.015% molybdenum (true width unknown). According to South32 “the upper and lower extents of the horizons tend to have polymetallic mineralization with the central component dominated by copper sulphides, predominantly chalcopyrite. Mineralization within the stacked profile is approximately 130 m thick, for an approximate 450 m strike and 300 m width.” South32 has stated its intention to conduct follow-up drilling at Peake (see South 32 news release dated July 24, 2023).
Scout Idaho Portfolio, Idaho, USA - In Q3, Scout Discoveries Corp. (a private Idaho company) and EMX closed on an amended transaction, originally announced in Q1 (see EMX news release dated March 8, 2023) for the sale of the Erickson Ridge, South Orogrande, Lehman Butte, and Jackknife precious and base metal projects to Scout. The amended terms of the transaction include a 19.9% equity position in Scout, carried through to a $5,000,000 capital raise, AAR payments for each project beginning upon the first anniversary, milestone payments and a retained 3.25% NSR royalty, of which 1% can be bought down in two stages (0.5% for 600 gold ounces or the cash equivalent within eight years, and an additional 0.5% for 1800 gold ounces or the cash equivalent before commercial production commences). In addition, Scout has also purchased Scout Drilling LLC to leverage low-cost in-house drilling to advance the portfolio of projects.
Vuostok, Sweden - Bayrock Resources Limited ("Bayrock”) announced the results from a 17 hole, 508 meter drill program from EMX’s Vuostok Nickel-Copper royalty property in northern Sweden. Bayrock targeted a shallow, flat-lying body of nickel-copper-cobalt sulfide mineralization and reported intercepts of 6.2m @ 1.2% Ni, 2.2% Cu, 0.04% Co from 11 meters in drill hole VUO23011 and 6.9m @ 1.2% Ni, 0.3% Cu, 0.05% Co from 5.1 meters in drill hole VUO23013 (these are assumed to be close to true widths given the vertical orientations of the drill holes; see Bayrock news release dated September 20, 2023)1.
Copperhole Creek, Australia - The Company optioned the Copperhole Creek project in Queensland, Australia to Lumira Energy Limited, a private Australian company. The agreement provides EMX with a 2.5% Net Smelter Return (NSR”) royalty interest, cash and equity payments, work commitments and other considerations. In conjunction with the transaction, Lumira Energy intends to establish a public listing on the Australian Securities Exchange (ASX) by mid-year 2024. The Copperhole Creek prospect was drilled by BP Minerals in 1978 with two shallow reverse circulation drill holes, with a reported intercept of 12 meters of 3.27% Cu, 0.66% Zn, 0.26% Sn and 51 ppm Ag from 36 meters (true width not reported)2. This drill intercept was never followed up and EMX geologists have reported extensive expressions of copper mineralization in surface exposures throughout the area.
Yarrol and Mt. Steadman, Queensland Australia - The Company optioned the Yarrol gold-copper (+ Co-Mn) project and the Mt Steadman gold project to Many Peaks Gold (ASX:”MPG”) during Q2. The agreement provides EMX with cash
1 EMX has not performed sufficient work to verify the published assay results from Bayrock, and these data cannot be verified as being compliant with NI43-101 standards. However, EMX believes these results to be reliable and relevant.
2 Drilling was conducted by BP Mining Development Australia Pty Ltd in 1978 with results reported to the Queensland Geologic Survey in 1979 in a report titled Final Report on A.TO P.1806 (cr_7585.pdf). EMX has not performed sufficient work to verify the published assay results, and these data cannot be verified as being compliant with NI43-101 standards. However, EMX believes these results to be reliable and relevant.

payments, additional equity interests in MPG, and work commitments during a fifteen month option period. Upon exercise of the option, EMX will receive additional payments of cash and shares of MPG along with annual advance royalty payments, royalty interests and other consideration (see EMX news release dated May 2, 2023 for additional details). MPG is also an EMX partner on the nearby Queensland Gold project.
Drill programs at Yarrol and Mt Steadman were conducted in Q3 2023, with two holes totaling 206 meters completed at Mt Steadman and a total of 1180.3 meters drilled at Yarrol. These drilling programs targeted intrusion related gold targets on each project. Results of the drill programs are pending.
Koonenberry, Australia - In Q3 2023, Koonenberry Gold Ltd (ASX:KNB) completed a 67 hole air core drilling program for a total of 3,843m at the Bellagio prospect on the Koonenberry Gold project in New South Wales, Australia. The results from the first traverse of 13 air core holes were announced on October 2, 2023, and included a reported intercept of 10m @ 1.61g/t gold from a depth of 18 meters in drill hole 23BEAC002 (true width not reported; see Koonenberry Gold news release dated October 2, 2023). Results from the remaining 54 air core holes, comprising six additional drill traverses, are expected later in Q4. EMX holds a 3% uncapped NSR royalty on the Koonenberry Gold project.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.
RESULTS OF OPERATIONS
Three Months Ended September 30, 2023
The net income for the three months ended September 30, 2023 (“Q3-23”) was $2,443,000 compared to net loss of $12,878,000 for the comparative period ("Q3-22"). The net income for Q3-23 was made up of revenues and other income of $12,925,000 (Q3-22 – $7,206,000), costs and expenses totaling $7,492,000 (Q3-22 – $6,162,000), losses from other items totaling $916,000 (Q3-22 – $13,408,000), and net tax expense totaling $2,074,000 (Q3-22 – $514,000). Significant components of other income and losses include a loss on revaluation of investments of $160,000 (Q3-22 – $5,659,000), equity income from the Company's investment in associated entity of $732,000 (Q3-22 – loss of $329,000), finance expenses totaling $1,298,000 (Q3-22 – $1,207,000), and a foreign exchange loss of $399,000 (Q3-22 – $580,000).
Revenues and other income
The Company earns various sources of revenue and other income including royalty revenue, various pre-production payments from property agreements, and operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.
During the three months ended September 30, 2023 and 2022, the Company had the following sources of revenues and other income:

In Thousands of Dollars
	Three months ended
Revenue and Other Income	September 30, 2023	September 30, 2022
Royalty revenue	$11,142	$3,793
Option and other property income	1,409	2,957
Interest income	374	456
	12,925	7,206
Non-IFRS Measures
Adjusted revenue and other income[1]	$14,526	$9,319
1Adjusted revenue and other income and adjusted cash provided by operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

In Q3-23, the Company earned $11,142,000 (Q3-22 – $3,793,000) of royalty revenue. Royalty revenue for the three months ended September 30, 2023 included $7,689,000 (Q3-22 - $Nil) in royalty proceeds earned from copper production from its Timok royalty property with Zijin of which $2,899,000 related to 2023 and $4,790,000 related to 2021 and 2022 upon execution of the amended and restated royalty agreement in Q3 23, $773,000 (Q3-22 – $552,000) earned from gold production from the Leeville royalty interest, $1,955,000 (Q3-22 – $3,119,000) earned from gold and silver production from the Gediktepe royalty interest, $568,000 (Q3-22 – $Nil) earned from zinc-lead-silver production from the Balya royalty interest, and other pre-production amounts received including AMRs on various properties. The 2023 increase in royalty revenue compared to the comparative period was mainly the result of the new sources of royalty revenue from Timok and Balya. Royalty revenue was offset by depletion of $1,543,000 (Q3-22 – $2,483,000) and was included in costs and expenses.
Option and other property income will fluctuate depending upon the Company’s deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the three months ended September 30, 2023, included in option and other property income was $672,000 (Q3-22 – $468,000) related to the fair value of share equity payments received, and $38,000 (Q3-22 – $2,790,000) of various pre-production payments.
Adjusted revenue referenced in the table above includes $1,601,000 (Q3-22 – $2,113,000) from the Company’s effective royalty interest in the Caserones mine.
Royalty revenue from producing mines will fluctuate as result of metal sold and prices received by the operators of the producing mines. Timing of additional AMR’s related to other projects and included in royalty income can also fluctuate.
Interest income was earned on the cash balances the Company holds and interest accretion on the deferred compensation payments from Aftermath Silver Ltd. and AbraSilver.
General and Administrative Costs
General and administrative expenses (“G&A”) of $1,230,000 were incurred for the three months ended September 30, 2023 compared to $1,255,000 in the three months ended September 30, 2022. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. A notable change in Q3-23 compared to Q3-22 is related to professional fees which decreased in 2023 by $125,000 compared to 2022 primarily due to legal fees incurred in the comparative period relating to ongoing discussions related to the Timok royalty, and the set-up of new business units in Eastern Europe and Northern Africa.
Included in these costs is general and administrative costs for the three months ended September 30, 2023 and 2022, comprised of the following:

In Thousands of Dollars
	Three months ended
General and administrative expenses	September 30, 2023	September 30, 2022
Salaries, consultants, and benefits	$460	$400
Professional fees	279	404
Investor relations and shareholder information	148	199
Transfer agent and filing fees	19	9
Administrative and office	279	191
Travel	45	52
	$1,230	$1,255
Project and Royalty Generation Costs, Net of Recoveries
Net royalty generation costs increased from $2,022,000 ($5,269,000 in expenditures less $3,247,000 recovered from partners) in Q3-22 to $3,629,000 ($4,769,000 in expenditures less $1,140,000 in recoveries) in Q3-23. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The increase in expenditures and recoveries was predominately attributable to drilling activities and various project due diligence completed on potential acquisitions which did not materialize, and the entrance into new geographic regions including North Africa opening up additional opportunities. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty, and project review sections for current activities.
Share-based Payments
In Q3-23 the Company recorded a total of $1,038,000 in share-based payments compared to $361,000 in Q3-22. The aggregate share-based payments relate mainly to the fair value of restricted share units vesting during the period. The increase for Q3-23 from the comparative quarter is predominately due to granting of RSU's and stock options in Q3-23. There was no comparable stock option or RSU grant during Q3-22.
Other
•During the three months ended September 30, 2023, the Company had an unrealized loss of $160,000 (Q3-22 – $5,659,000) related to the fair value adjustments of investments, and a realized gain of $39,000 (Q3-22 – $73,000) for the sale of certain marketable securities held by the Company. The unrealized loss in the prior period was attributed primarily to the Company’s investment in Premium Nickel Resources Ltd. The Company will continue to sell marketable securities to generate cash where available but does not have control over market fluctuations.
•During the three months ended September 30, 2023, the Company recognized equity income from its investments in an associated entity of $732,000 (Q3-22 – loss of $329,000). This related to the share of the Company’s net income derived in SLM California which holds the Caserones effective royalty interest.
•During the three months ended September 30, 2023, the Company recognized finance expenses of $1,298,000 (Q3-22 – $1,207,000) which primarily consisted of interest accretion on the Sprott Credit Facility.
Taxes
During the three months ended September 30, 2023, the Company recorded a deferred income tax expense of $1,890,000 (Q3-22 – recovery of $111,000) and a current income tax expense of $184,000 (Q3-22 – $403,000).
Nine Months Ended September 30, 2023
The net loss for the nine months ended September 30, 2023 was $6,007,000 compared to net income of $2,399,000 for the comparative period. The net loss for the period was made up of revenues and other income of $19,075,000 (2022 – $15,989,000), costs and expenses totaling $17,719,000 (2022 – $17,417,000), losses from other items totaling $3,581,000 (2022 – income of $8,345,000), and net tax expense totaling $3,782,000 (2022 – $4,518,000).
The significant items to note for the current period compared to the prior period are as follows:
•In the current period, royalty revenue totaled $14,918,000 (2022 – $5,367,000) offset by depletion of $3,108,000 (2022 – $3,634,000). The increase in royalty revenue was mainly due to the execution of the amended royalty agreement for the Timok royalty property in Q3 2023. The Company earned $7,689,000 in royalty revenue from Timok in Q3 23, which included the receipt of $6,676,000 for royalty revenue of which $2,899,000 related to 2023 and $4,790,000 related to 2021 and 2022 upon execution of the amended and restated royalty agreement in Q3 23.
•For the nine months ended September 30, 2023, the Company incurred a foreign exchange loss of $1,366,000 compared to a foreign exchange loss of $3,091,000 during the same period in 2022. For both periods, this was primarily related to the continued depreciation of the Turkish Lira against the value of the USD.
•For the nine months ended September 30, 2023, the Company recorded an unrealized loss of $869,000 (2022 - $4,133,000) related to the fair value changes of financial instruments including marketable securities. The unrealized loss in the current period was attributed primarily to the Company's investment in Premium Nickel Resources Ltd.

•For the nine months ended September 30, 2023, the Company recorded a gain on debt and receivable modifications of $Nil. The comparative period gain of $4,005,000 was the result of a modification of the Sprott credit facility.
•For the nine months ended September 30, 2023, the Company recorded finance expenses of $3,809,000 (2022 – $3,995,000) related to the interest expense on the Sprott loan facility.
•For the nine months ended September 30, 2022, the Company recorded a gain on the Barrick Settlement of $18,825,000.
Discussions regarding other items are consistent with the discussions for the three months ended September 30, 2023 and 2022, and elsewhere in this MD&A.
LIQUIDITY AND CAPITAL RESOURCES
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at September 30, 2023, the Company had working capital of $35,196,000 (December 31, 2022 - $31,562,000). The Company has continuing royalty revenue that will vary depending on metal sold, the prevailing price at time of sale and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investments in associated entities. There is a continuing risk related to timing of of receipt of payments owed to the Company. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.
Operating Activities
Cash provided by operating activities for the nine months ended September 30, 2023 was $3,535,000 (2022 – $12,858,000), and adjusted cash provided by operating activities1 for the period was $8,628,000 (2022 – $17,618,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty revenue received in the period. Adjusted cash provided by operating activities is adjusted for $5,093,000 (2022 – $4,760,000) in royalty distributions received from the Company's effective royalty interest at Caserones. A significant component of cash provided by operating activities in the comparative period is the net settlement gain of $18,825,000 resulting from the Barrick settlement.
Investing Activities
The total cash provided by investing activities during the nine months ended September 30, 2023 was $4,088,000 compared to cash used in investing activities of $21,494,000 for the comparative period. The cash used in the current period related primarily to the purchase of additional equity investment related to the Company’s effective royalty interest in the Caserones mine for $3,517,000 (2022 – $25,742,000), as well as a $750,000 loan receivable issued to Rawhide Acquisition Holdings LLC (“Rawhide”). This is partially offset by a $500,000 partial repayment of the Rawhide loan, net proceeds on sales of other fair value through profit and loss investments of $2,278,000 (2022 – purchases of $1,924,000), and dividends and distributions received of $5,255,000 (2022 – $4,760,000).
Financing Activities
The total cash used in financing activities for the nine months ended September 30, 2023 was $1,511,000 compared to cash provided by financing activities of $96,000 for the comparative period. The cash used in the current period primarily consisted of $2,371,000 in loan repayments compared to $10,773,000 in loan repayments in the comparative period, offset by $10,000,000 in proceeds from private placement in the comparative period. Additionally, there were net
1 Adjusted revenue and other income and adjusted cash provided by operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

proceeds from the exercise of stock options and settlement of RSUs of $860,000 in the current period compared to $963,000 in the comparative period.
OFF-BALANCE SHEET ARRANGEMENTS
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue and other income	$12,925	$3,408	$2,742	$2,288
Project and royalty generation costs	(4,769)	(4,255)	(5,730)	(2,776)
Recoveries from partners	1,140	1,811	2,884	1,145
Share-based payments	1,038	122	143	373
Net income (loss) for the period	2,443	(4,722)	(3,726)	950
Basic earnings (loss) per share	0.02	(0.04)	(0.03)	0.01
Diluted earnings (loss) per share	0.02	(0.04)	(0.03)	0.01

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Revenue and other income	$7,206	$7,034	$1,749	$1,887
Project and royalty generation costs	(5,269)	(5,108)	(4,262)	(3,888)
Recoveries from partners	3,247	2,014	2,128	1,959
Share-based payments	361	1,264	494	448
Net income (loss) for the period	(12,878)	(3,315)	18,591	(8,684)
Basic earnings (loss) per share	(0.11)	(0.03)	0.18	(0.10)
Diluted earnings (loss) per share	(0.11)	(0.03)	0.17	(0.10)
RELATED PARTY TRANSACTIONS
The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

Nine months ended September 30, 2023	Salary and fees	Share-based Payments	Total
Management	$670	$423	$1,093
Outside directors	493	428	921
Seabord Management Corp.*	227	-	227
Total	$1,390	$851	$2,241

Nine months ended September 30, 2022	Salary and fees	Share-based Payments	Total
Management	$707	$738	$1,445
Outside directors	471	681	1,152
Seabord Management Corp.*	190	-	190
Total	$1,368	$1,419	$2,787
*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.
Included in accounts receivable as at September 30, 2023, is $207,000 (December 31, 2022 – $Nil) owed from key management personnel. Amounts owed by key management were received subsequent to period end.
During the nine months ended September 30, 2023, the Company advanced $750,000 to Rawhide, a company which EMX has a 38.07% equity interest in. Of the total amount advanced, $600,000 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral. In September 2023, the Company received $500 as a partial repayment of the loan receivable.
During the nine months ended September 30, 2023, the Company recognized $19,000 in interest income on the promissory note.
NEW ACCOUNTING PRONOUNCEMENTS
Accounting standards adopted during the year
Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedarplus.ca.
Accounting pronouncements not yet effective
Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedarplus.ca.
RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS
Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedarplus.ca.
CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES
Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedarplus.ca.
RISKS AND UNCERTAINTIES
The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2022: Mineral Property Exploration Risks, Conditions to be Satisfied Under Certain Agreements, Markets, No Control over Mining Operations, Reliance on Third Party Reporting, Unknown Defects or Impairments in EMX's Royalty or Other Interests, Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations, Revenue and Royalty Risks, Royalty Operation and Exploration Funding Risk, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Foreign Countries and Political Risks, Natural Disasters, and Impact and Risks of Epidemics, Financing and Share Price Fluctuation Risks, Uncertainty of Mineral Resource and Mineral Reserve Estimates, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Currency Risks, Insured and Uninsured Risks, Environmental Risks and Hazards, Changes in Climate Conditions and Legislation, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and

Public Disclosure Regulations, Internal Controls over Financial Reporting, Information Systems and Cyber Security, Activist Shareholders, and Reputation Damage.
For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2022 on www.sedarplus.ca.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Management's Report on Internal Control over Financial Reporting
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at September 30, 2023.
Changes in Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As previously reported for the year ended December 31, 2022, management had concluded that the Company's internal control over financial reporting was not effective due to the following material weakness: deficiency in manual controls related to review process over period end closing and reporting due to a lack of accounting resources.

Management’s remediation plan has been implemented and included the hiring of additional accounting resources during the first quarter of 2023. Their contribution is ongoing as of the filing of this MD&A in Canada and the United States and management believes the material weakness has been remediated.
During the period covered by this MD&A, no changes occurred in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, other than the hiring of additional resources noted above.
Management's Initiatives
Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls. That consultant will continue to work with us to identify any weakness and further enhance our internal controls. Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.
OUTSTANDING SHARE DATA
At November 13, 2023, the Company had 112,214,040 common shares issued and outstanding. There were also 7,867,000 stock options outstanding with expiry dates ranging from November 28, 2023 to September 11, 2028 and 3,812,121 warrants outstanding with an expiry date on April 14, 2027. In accordance with the terms of the Company’s stock option plan, if stock options expire during an imposed restricted period and are not exercised prior to any such restriction, they will not expire but instead will be available for exercise for ten business days after termination of the restricted period.
FORWARD-LOOKING INFORMATION
This MD&A may contain forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:
•production at any of the mineral properties in which the Company has a royalty or other interest;
•estimated capital costs, operating costs, production and economic returns;
•estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;
•the expected ability of any of the properties in which the Company holds a royalty or other interest to develop adequate infrastructure at a reasonable cost;
•assumptions that all necessary permits and governmental approvals will be obtained;
•assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;
•expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest; and
•the activities on any of the properties in which the Company holds a royalty or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•uncertainty of whether there will ever be production at the mineral exploration and development properties in which the Company holds a royalty or other interest;
•uncertainty of estimates of capital costs, operating costs, production and economic returns;
•uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•risks related to the ability of any of the properties in which the Company holds a royalty or other interest to commence production and generate material revenues or obtain adequate financing for their planned exploration and development activities;
•risks related to the ability to finance the development of mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
•risks related to the Company's dependence on third parties for exploration and development activities;
•dependence on cooperation of joint venture partners in exploration and development of properties;
•credit, liquidity, interest rate and currency risks;
•risks related to market events and general economic conditions;
•uncertainty related to inferred mineral resources;
•risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;
•risks related to lack of adequate infrastructure;
•mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
•the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty or other interest will not be available on a timely basis or at all;
•commodity price fluctuations;
•risks related to governmental regulation and permits, including environmental regulation;
•risks related to the need for reclamation activities on the properties in which the Company holds a royalty or other interest and uncertainty of cost estimates related thereto;
•uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty or other interest;
•uncertainty as to the outcome of potential litigation;
•risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
•increased competition in the mining industry;
•the Company's need to attract and retain qualified management and technical personnel;
•risks related to hedging arrangements or the lack thereof;
•uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;
•risks related to the integration of potential new acquisitions into the Company's existing operations;
•risks related to unknown liabilities in connection with acquisitions;
•risks related to conflicts of interest of some of the directors of the Company;
•risks related to global climate change;
•risks related to global pandemics and the spread of other viruses or pathogens;
•risks related to adverse publicity from non-governmental organizations;
•risks related to political uncertainty or instability in countries where the Company's mineral properties are located;
•uncertainty as to the Company's PFIC status;
•uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;
•uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting;
•risks related to regulatory and legal compliance and increased costs relating thereto;
•the ongoing operation of the properties in which the Company holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice;
•the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and
•no adverse development in respect of any significant property in which the Company holds a royalty or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.
The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
More information about the Company including its recent financial reports is available on SEDAR at www.sedarplus.ca. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.
NON-IFRS FINANCIAL MEASURES
Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities
Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Loss for the year and cash flows from operations respectively.
•Equity income from associated entities holding royalty interests and the related cash flows related to the Company's effective royalty on Caserones.
Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Three months ended		Nine months ended
Revenue and Other Income	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Per financial statements	$12,925	$7,206	$19,075	$15,989
SLM California royalty revenue	4,002	5,604	17,586	18,840
The Company's ownership %	40.0%	37.7%	40.0%	37.7%
The Company's share of royalty revenue	1,601	2,113	7,034	7,103

Adjusted	$14,526	$9,319	$26,109	$23,092

In Thousands of Dollars
	Three months ended		Nine months ended
Cash provided by operating activities	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Per financial statements	$7,527	$846	$3,535	$12,858
Caserones royalty distributions	1,741	1,873	5,093	4,760
Adjusted	$9,268	$2,719	$8,628	$17,618

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Copperhole Creek	2.5% NSR & other payments	Base Metals	Copper-Zinc-Tin	Lumira Energy Ltd.	Exploration
	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
	Mt. Steadman	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
	Yarrol	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Canadian Gold Corp	Advanced Royalty

Appendix A
List of Royalty Assets

Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Ears Falls	3% NSR & other payments	Precious Metals	Lithium	Beyond Lithium	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Jean Lake	2% NSR & other payments	Precious Metals	Gold	Canada Nickel Company	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources	Exploration
	Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon Resources	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Renegade Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Renegade Gold	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Renegade Gold	Exploration
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration

Appendix A
List of Royalty Assets

Chile	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.7775% NSR	Base Metals	Copper-Molybdenum	Lumina Copper	Producing Royalty
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Advanced Royalty
Norway	Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Flåt	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Londo Nickel Limited	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Mofjell - Mo-i-Rana	2.5% NSR, AAR’s & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Råna	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd.	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration

Appendix A
List of Royalty Assets

Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok – (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok – Cukaru Peki	0.3625% NSR	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Adak	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Mjövattnet	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Njuggträskliden	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Rismyrliden	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty

Appendix A
List of Royalty Assets

USA, Alaska	64 North - Goodpaster - West Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Last Chance	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 – 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Rio Tinto	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals	Exploration
	Parks Salyer – Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Advanced Royalty
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Rio Tinto	Exploration
USA, Idaho	Erickson Ridge	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	Exploration
	Jacknife	3.25% NSR & other payments	Base Metals	Silver-Lead-Zinc	Scout Discoveries Corp	Exploration
	Lehman Butte	3.25% NSR & other payments	Precious Metals	Gold-Silver	Scout Discoveries Corp	Exploration
	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corporation	Exploration
	South Orogrande	3.25% NSR & other payments	Precious Metals	Gold	Scout Discoveries Corp	Exploration

Appendix A
List of Royalty Assets

USA, Nevada	Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Brooks	4% NSR	Precious Metals	Gold	I-80 Gold Corp	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Contact Gold Corp	Exploration
	Gold Bar South – Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Producing Royalty
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Discoveries Corp	Exploration
	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	American West Metals Ltd.	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Rio Tinto	Exploration
Qualified Person
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.